February 29, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds

File Nos. 033-48940/811-06722

Form N-1A Post Effective Amendment No. 96

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 96 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 96 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended.

This Amendment is being filed pursuant to Rule 485(a) under the 1933 Act for the purpose of updating the Trust’s registration statement in connection with the annual update. It is proposed that the Amendment will become effective on May 1, 2012.

The Registrant undertakes to file a post-effective amendment to the Trust’s registration statement on Form N-1A on or about April 30, 2012, pursuant to Rule 485(b) under the 1933 Act, containing: (i) the updated financial statements of the series of the Trust; (ii) required exhibits; (iii) completed disclosures; (iv) responses to any comments of the U.S. Securities and Exchange Commission Staff relating to this filing; and (v) other non-material changes permitted by Rule 485(b).

Please contact David Buhler at (720) 917-0864 with any questions or comments.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

cc:	Judy M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Dechert LLP

Matthew Curtin, Dechert LLP